Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

February 22, 2011

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2010

Form 10-Q for the Quarterly Period Ended December 31, 2010

File No. 000-14278

Dear Mr. Wilson,

This letter responds to your comments communicated to us in your letter dated February 10, 2011. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 33

1.	We note from your income tax and segment disclosures in Notes 13 and 22 on pages 68 and 82, respectively, what appears to be disproportionate relationships among domestic and foreign revenues, pre-tax income and tax rates. From Note 22, “Other countries” revenues were 42%, 44% and 41% of fiscal 2010, 2009 and 2008 total revenues, yet appear to comprise 62%, 72% and 47% of fiscal 2010, 2009 and 2008 “International” income before taxes from Note 13. From Note 13, “Foreign earnings taxed at lower rates” caused a reduction to the fiscal 2010 U.S. statutory rate to effective rate reconciliation of 12% or nearly one-third of the U.S. statutory rate. The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Also consider addressing the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international components of income before income taxes. Tell us how you would consider revision to MD&A to explain the foregoing issues in future filings. We refer you to Item 303(a)(3)(i) of Regulation S-K, Section III.B of SEC Release No. 33-8350 and “In the Matter of Caterpillar, Inc.” SEC Release No. 34-30532.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Response:

The basis for our presentation of the mix of U.S. and international revenue in Note 22 differs from the basis for our presentation of the mix of U.S. and international income before income taxes in Note 13. ASC paragraph 280-10-55-22 indicates that, “in determining the revenues attributable to foreign countries, a public entity may allocate revenues from external customers to geographic areas in whatever way it chooses (for example, by selling location, customer location, or the location to which the product is transported, which may differ from the location of the customer), as long as that method is reasonable, consistently applied, and disclosed.” As we disclosed in Note 22, U.S. revenue includes shipments to customers in the United States and licensing to certain OEMs and multinational organizations. In accordance with SEC Regulation S-X, Rule 4-08(h), the presentation of the mix of U.S. and international income before income taxes in Note 13 is based on legal entity status, either U.S. or non-U.S. (foreign legal entity). In addition, our operating expenses vary by geography. The following provides an explanation of the changes in our mix of U.S. and international income before income taxes as well as the changes in the impact of foreign earnings taxed at lower rates on our effective tax rate.

The effect of foreign earnings taxed at lower rates on our effective tax rate is determined by our mix of U.S. and international income before income taxes, as well as changes in the amount of unrecognized tax benefits related to international income. For fiscal year 2009 compared to fiscal year 2008, U.S. income before income taxes decreased $7.2 billion and international income before income taxes increased $3.2 billion. Approximately half of the decrease in U.S. income before income taxes is reflective of the $2.4 billion decrease in operating income in our Windows & Windows Live Division (“Windows Division”) and the $1.1 billion increase in operating loss in our Online Services Division (“OSD”), as described in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. The majority of the year over year Windows Division and OSD operating income/loss variances were U.S. based. In addition, Microsoft continues to produce and distribute our products and services through our regional operational centers, including our regional operational centers in Ireland, Singapore and Puerto Rico, which are subject to lower income tax rates. Our regional operational centers are discussed in Part I, Item 1 Business of our Form 10-K.

The 2.3pp increase in the impact of foreign earnings taxed at lower rates in fiscal 2009 compared to fiscal 2008 reflects the mix of U.S. and international income before income taxes as discussed above, partially offset by the impact of changes in unrecognized tax benefits related to international income. As shown in our reconciliation of unrecognized tax benefits in Note 13, increases in unrecognized tax benefits for tax positions related to the current year were $1.3 billion higher in fiscal 2009 compared to fiscal 2008. The majority of this increase is related to international income.

For fiscal year 2010 compared to fiscal year 2009, U.S. income before income taxes increased $4.0 billion and international income before income taxes increased $1.1 billion. The increase in U.S. income before income taxes is reflective of the $3.0 billion increase in operating income in our Windows Division as well as the $1.5 billion increase in Other Income (Expense). The majority of these increases were U.S. based.

The 2.8pp increase in the impact of foreign earnings taxed at lower rates in fiscal 2010 compared to fiscal 2009 reflects the mix of U.S. and international income before income taxes as discussed above, in addition to the impact of changes in unrecognized tax benefits related to international income. As

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

shown in Note 13, increases in unrecognized tax benefits for tax positions related to the current year were $1.2 billion lower in fiscal 2010 compared to fiscal 2009. The majority of this decrease is related to international income.

In future filings, we will expand our MD&A discussion of our effective tax rate by providing more detail on our mix of U.S. and international income before income taxes, as well as changes in the effective tax rate due to changes in unrecognized tax benefits.

Financial Condition, page 33

2.	Tell us what consideration you gave to providing disclosures to discuss the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In response to SEC Interpretive Release 33-9144 “Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis,” we added the following MD&A disclosure in our 10-Q for the first quarter of fiscal year 2011:

We earn a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. While we currently do not foresee a need to repatriate funds, should we require more capital in the U.S. than is generated by our operations locally, we could elect to repatriate funds held in foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates or increased interest expense.

In addition to the disclosure noted above, in future filings we will provide a cross reference in MD&A to our disclosure in the notes to the annual financial statements of the amount of temporary differences resulting from earnings for certain non-U.S. subsidiaries which are permanently reinvested outside the U.S. and the unrecognized deferred tax liability associated with these temporary differences, which states:

We have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of approximately $29.5 billion resulting from earnings for certain non-U.S. subsidiaries which are permanently reinvested outside the U.S. The unrecognized deferred tax liability associated with these temporary differences is approximately $9.2 billion.

Notes to Financial Statements

Note 11 – Intangible Assets, page 65

3.	Please consider including the weighted-average amortization period of total intangible assets acquired in future filings pursuant to ASC paragraph 350-30-50-1.a.3.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Response:

Microsoft will include the weighted-average amortization period of total intangible assets acquired in future filings.

Note 13 - Income Taxes, page 68

4.	We note the caption in your effective income tax rate reconciliation for foreign earnings taxed at lower rates. Please clarify what this amount represents in each of the three years presented. As part of your response, explain how the effect is determined in each fiscal year and identify the significant components of this item.

Response:

The foreign earnings taxed at lower rates caption in our effective income tax reconciliation is determined by the mix of U.S. and international income before income taxes, as well as changes in the amount of unrecognized tax benefits related to international income. Changes in our mix of U.S. and international income before incomes taxes is impacted by our emphasis on producing and distributing our products and services through our regional operational centers. Our regional operational centers in Ireland, Singapore and Puerto Rico, which are subject to lower income tax rates, are significant components of this item. Significant discreet items are disclosed separately in the effective income tax rate reconciliation. As noted in our response to Comment 1, in future filings we will expand our MD&A discussion of our effective tax rate by providing more detail on our mix of U.S. and international income before income taxes, as well as changes in the effective tax rate due to changes in unrecognized tax benefits.

5.	Tell us what consideration you gave to including a description of the tax years that remain subject to examination by major tax jurisdictions pursuant to ASC paragraph 740-10-50-15.e.

Response:

Microsoft continuously monitors tax years that remain subject to examination for each tax jurisdiction in which we do business and the potential impact on our unrecognized tax benefits applicable to those tax years subject to examination. Settlements from examinations in jurisdictions outside the U.S. are generally creditable against U.S. taxes. For purposes of clarity, we will be more specific in describing the tax years that remain subject to examination by major tax jurisdictions in future annual filings. The following illustrates our proposed future disclosures in the context of our disclosure for the fiscal year ended June 30, 2010 (added text is underlined):

Tax years 2004-2010 remain subject to examination by the IRS, and we are currently under audit by the IRS for the tax years 2004-2006. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months as we do not believe the examination will be concluded within the next 12 months.

We are subject to income tax in many jurisdictions outside the U.S., and certain jurisdictions remain subject to examination and are currently under audit by local tax authorities. The resolutions of these audits are not expected to be material to our financial statements.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Form 10-Q for the Quarterly Period Ended December 31, 2010

Notes to the Financial Statements

Note 16 – Segment Information, page 25

6.	You indicate that certain prior amounts have been recast. Please tell us what changes were made to the composition of your segments and what consideration you gave to describing these changes in your disclosure. In this regard, reconcile the amounts for each segment in fiscal 2010 to the amounts included in your Form 10-Q for the quarterly period ended December 31, 2009.

Response:

Microsoft’s chief operating decision maker (CODM) continuously monitors and assesses business operations, which includes reviewing each segment’s long-term strategy and ensuring that the operations of that segment are properly aligned. Given the dynamic nature of our business, this continuous assessment frequently results in changes in the way our CODM views our segments for purposes of resource allocation and assessing performance. In these instances, we recast prior period amounts to conform to the way we internally manage and monitor segment performance during the current period and assess the magnitude of the changes for purposes of disclosure.

Changes in the way our CODM viewed our segments for the three and six months ended December 31, 2010 included moving Microsoft’s PC hardware business from the Entertainment and Devices Division (“EDD”) to the Windows & Windows Live Division (“Windows Division”), the Windows Embedded platform from EDD to Server and Tools, Office for Mac from EDD to Microsoft Business Division (“MBD”), and additional movements and adjustments highlighted in the requested reconciliation below.

As indicated in the reconciliation below, we concluded that expanded disclosure describing the individual business movements was unnecessary since the impact of the changes on the previously reported revenue and operating income trends for each of the segments was not material.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

(In millions)	Windows & Windows Live Division	Server and Tools	Online Services Division	Microsoft Business Division	Entertainment and Devices Division	Unallocated and other	Consolidated

Three Months Ended December 31, 2009

Revenue

As reported in fiscal year 2010	$5,073	$3,848	$581	$4,749	$2,938	$1,833	$19,022
PC hardware	184	0	0	0	(184)	0	0
Windows Embedded	0	118	0	0	(118)	0	0
Office for Mac	0	0	0	112	(112)	0	0
Media Center	82	0	0	0	(82)	0	0
Other	22	14	(3)	7	(25)	(15)	0

As reported in fiscal year 2011	$5,361	$3,980	$578	$4,868	$2,417	$1,818	$19,022

Operating income (loss)

As reported in fiscal year 2010	$3,516	$1,370	$(478)	$2,914	$361	$830	$8,513
Revenue (from above)	288	132	(3)	119	(521)	(15)	0
Mobile platform development	(115)	(59)	(6)	(125)	305	0	0
Field selling costs	31	87	0	74	3	(195)	0
PC hardware	(166)	0	0	0	166	0	0
Health Solutions Group	0	0	0	(61)	0	61	0
Retail commission	25	2	0	26	(53)	0	0
Windows Embedded	0	(43)	0	0	43	0	0
Windows Azure	0	(37)	0	0	0	37	0
Trustworthy Computing	0	(34)	0	0	0	34	0
Office for Mac	0	0	0	(24)	24	0	0
Other	(4)	3	10	1	35	(45)	0

As reported in fiscal year 2011	$3,575	$1,421	$(477)	$2,924	$363	$707	$8,513

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

(In millions)	Windows & Windows Live Division	Server and Tools	Online Services Division	Microsoft Business Division	Entertainment and Devices Division	Unallocated and other	Consolidated

Six Months Ended December 31, 2009

Revenue

As reported in fiscal year 2010	$9,058	$7,285	$1,067	$9,155	$4,829	$548	$31,942
PC hardware	329	0	0	0	(329)	0	0
Windows Embedded	0	225	0	0	(225)	0	0
Office for Mac	0	0	0	224	(224)	0	0
Media Center	151	0	0	0	(151)	0	0
Other	52	18	(2)	(12)	(50)	(6)	0

As reported in fiscal year 2011	$9,590	$7,528	$1,065	$9,367	$3,850	$542	$31,942

Operating income (loss)

As reported in fiscal year 2010	$6,324	$2,606	$(972)	$5,747	$654	$(1,364)	$12,995
Revenue (from above)	532	243	(2)	212	(979)	(6)	0
Mobile platform development	(197)	(101)	(11)	(214)	523	0	0
Field selling costs	31	87	0	74	3	(195)	0
PC hardware	(299)	0	0	0	299	0	0
Health Solutions Group	0	0	0	(114)	0	114	0
Retail commission	26	3	0	34	(63)	0	0
Windows Embedded	0	(78)	0	0	78	0	0
Windows Azure	0	(78)	0	0	0	78	0
Trustworthy Computing	0	(68)	0	0	0	68	0
Office for Mac	0	0	0	(46)	46	0	0
Other	(25)	(4)	12	(6)	62	(39)	0

As reported in fiscal year 2011	$6,392	$2,610	$(973)	$5,687	$623	$(1,344)	$12,995

If you have any further questions, please call me at (425) 704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ FRANK BROD
Frank Brod
Corporate Vice President and Chief Accounting Officer

cc:	Peter Klein, Senior Vice President and Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Senior Vice President and General Counsel